ASML Announces 2006 Third Quarter Results,
Record Sales, Profit and Sustained Outlook

VELDHOVEN, the Netherlands, October 18, 2006 - ASML Holding NV (ASML) today announced 2006 third quarter results according to US GAAP as follows:

•	Net sales of EUR 958 million, up 80 percent versus year ago, and up two percent versus Q2 2006 at EUR 942 million

•	Operating profit of EUR 239 million or 25.0 percent of net sales, up more than threefold versus year ago, and sustained versus Q2 2006 at EUR 238 million or 25.2 percent of sales

•	Net profit of EUR 172 million or 17.9 percent of net sales, up more than threefold versus year ago, and up three percent versus Q2 2006 at EUR 167 million or 17.7 percent of sales

•
Net bookings valued at EUR 1,193 million with 95 systems including 88 new and 7 refurbished systems, an increase in net bookings value of 10 percent versus Q2 2006 net bookings valued at EUR 1,083 million with 93 systems including 78 new and 15 refurbished systems

“Record revenues and profit in Q3 2006, as well as strong bookings above our initial expectation, confirm the healthy state of the semiconductor lithography market and ASML’s increasing market share,” said Eric Meurice, president and CEO. “In addition to strong i-line system bookings, our market position is reinforced by further progress in Japan and by the industry’s ordering for immersion production ramp-ups. With 28 ASML immersion tools shipped, including 15 TWINSCAN™ XT:1700i systems, the only available system capable of 45-nanometer volume manufacturing, and with our shipments of the industry’s first two full-field EUV development systems, ASML consolidates its technology leadership.”

Operations Update

In Q3 2006, net sales increased by 80 percent year-on-year and by two percent from the previous quarter to EUR 958 million as ASML shipped 59 new and 12 refurbished systems for sales of EUR 856 million and generated revenue from field option and service sales of EUR 102 million. In Q2 2006, ASML shipped 58 new and 14 refurbished systems for sales of EUR 841 million and generated revenue from field option and service sales of EUR 101 million.

The average selling price for a new system in Q3 2006 increased to EUR 13.8 million from EUR 13.7 million in the previous quarter. The average selling price for all ASML systems sold in Q3 2006 increased to EUR 12.1 million from EUR 11.7 million in the previous quarter, due to a Q3 2006 mix favoring 300-millimeter ArF systems.

As expected last month when ASML raised its bookings outlook, Q3 2006 net bookings reached 95 systems valued at EUR 1,193 million, including 88 new systems with an average selling price of EUR 13.2 million. ASML’s strong bookings trend of the past nine months has led to an October 1, 2006 backlog at record value of EUR 2,126 million with 151 systems and an average selling price of EUR 14.1 million, compared with July 2, 2006 backlog value of EUR 1,830 million with 127 systems and an average selling price of EUR 14.4 million.

Gross margin was 40.8 percent in Q3 2006, at the high end of the company’s guidance range, versus 40.4 percent in Q2 2006. Operating profit was EUR 239 million in Q3 2006 versus EUR 238 million in Q2 2006. Net profit in Q3 2006 increased to EUR 172 million or EUR 0.37 per ordinary share.

Q3 2006 research and development (R&D) costs were EUR 100 million net of credit, an increased investment compared with Q2 2006 R&D costs of EUR 92 million to sustain ASML’s technology leadership and enable growth.

Selling, general and administrative (SG&A) expenses remained flat at EUR 51 million in Q3 2006 compared with the previous quarter. Q3 2006 SG&A increased by seven percent versus year ago while Q3 2006 sales increased by 80 percent year-on-year.

Year to date, ASML has bought back 40.4 million of its ordinary shares representing 8.33 percent of outstanding shares at the beginning of 2006. After conversion rights were exercised under prior bonds due October 15, 2006, the company has achieved a net reduction of 8.4 million shares. ASML is currently near its target level of EUR 1 billion in net cash, which is comprised of total cash and equivalents minus convertible subordinated bonds. ASML reiterates its commitment to return cash above its net cash target to the shareholders through share buybacks, resulting in reduction of the number of shares outstanding.

Outlook

“After nine months of strong bookings due to a fairly high semiconductor unit growth of up to 19 percent in 2006, as well as a strong flash memory capacity build-up, we expect unit bookings in Q4 2006 to remain high at 65 units, with upside potential, reflecting two drivers: a continuous need for capacity in semiconductor segments other than flash, and a continuous increase in ASML’s market share,” said Eric Meurice. “Industry analyst projections indicate single-digit semiconductor unit growth in 2007, which should translate into lithography demand for ASML in 2007 at about 2006 level, as we expect that the anticipated pause in lithography purchasing by the flash memory segment could be offset by the ramp-up of our new product, the XT:1900i immersion system, and by steady gains in ASML’s market share.”

ASML expects to ship 69 systems in Q4 2006 with an average selling price of EUR 14.2 million for new systems and an average selling price for all systems of EUR 12.9 million, supporting our previous guidance of an overall revenue growth of 40 percent in 2006 versus 2005. Seventy four percent of the unit backlog has Q4 2006 and Q1 2007 shipment dates, supporting a gross margin in Q4 2006 between 40 and 41 percent.

The company expects to build an additional 10 immersion systems in 2006, preparing for customers’ semiconductor volume production ramp early in 2007.

Supported by ASML’s current financial performance, R&D expenses in Q4 2006 are expected to increase to EUR 105 million net of credit in support of advanced immersion and EUV systems developments. ASML’s outsourcing strategy will continue to allow the company to adapt its cost structure up or down rapidly and efficiently throughout a cycle while continuously reinforcing its technology leadership.

SG&A expenses in Q4 2006 are expected to remain at EUR 51 million.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com

IFRS Financial Reporting

ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standards generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

Investor and Media Call

A conference call for investors and media will be hosted today by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern US time. Dial-in numbers are: in the Netherlands +31 20 531 5871 and in the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.

A presentation about 2006 third quarter results is available on ASML.com

A replay of the Investor and Media Call will be available on ASML.com until November 20, 2006.

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Media Relations Contacts
Tom McGuire - Corporate Communications - +31 40 268 5758 - Veldhoven, the Netherlands
Angelique Paulussen - Corporate Communications - +31 40 268 6572 - Veldhoven

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona
Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands